May 12, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Mr. Ryan C. Milne, Accounting Branch Chief
Ms. Tia Jenkins, Senior Assistant Chief Accountant
Mr. Brian McAllister, Staff Accountant

Mail Stop 3561

Re:	Nevada Gold Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-52636

Ladies and Gentlemen:

On behalf of our client, Nevada Gold Holdings, Inc., a Nevada corporation (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated May 7, 2009 (the “Comment Letter”), addressed to David C. Mathewson, Chief Executive Officer and President of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Form 10-K for the fiscal year ended December 31. 2008

Controls and Procedures. page 30

Management's Report on Internal Control over Financial Reporting, page 31

1.
We note that you have identified a material weakness in your internal control over financial reporting. Please confirm to us that you concluded your internal control over financial reporting was not effective as of December 31, 2008, and provide a statement in future filings as to whether or not internal control over financial reporting is effective.  Refer to Item 308T(a)(3) for additional guidance.

Division of Corporation Finance
Securities and Exchange Commission
May 12, 2009

Response

The Company confirms that its management concluded that its internal control over financial reporting was not effective as of December 31, 2008, and the Company will provide a statement in future filings as to whether or not internal control over financial reporting is effective.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *

We trust that the statements contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If you have any questions or comments with respect to the foregoing, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo

cc:	David C. Mathewson
Gordon Jones
Michael J. Moore
Adam S. Gottbetter